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444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100
www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2015-04

POLYMET ACHIEVES MAJOR MILESTONE IN ENVIRONMENTAL REVIEW PROCESS

 St. Paul, Minn., June 22, 2015 – PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) has been notified that the preliminary final Environmental Impact Statement has been completed and is undergoing review by the Co-lead and Cooperating Agencies prior to publication of the final EIS.

“Publication of the PFEIS is a significant milestone for the project and for the people of northeast Minnesota,” said Jon Cherry, president and CEO. “PolyMet is committed to practices that are transparent, accountable and open in safeguarding the air, water, land and communities common to our operations. The PFEIS confirms that the state’s first copper-nickel mine can responsibly produce strategically important metals in a manner that is protective of natural resources and remediates legacy environmental impacts from historic mining operations.”

The PFEIS incorporates more than 10 years of comprehensive environmental review and analysis of the PolyMet project, which comprises the NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The Minnesota Department of Natural Resources has led the environmental review along with the U.S. Army Corps of Engineers and the U.S. Forest Service as federal Co-lead Agencies. The U.S. Environmental Protection Agency and three Minnesota Chippewa bands have participated as Cooperating Agencies. The Minnesota Pollution Control Agency has also been actively involved.

The PFEIS incorporates analysis of and responses to approximately 58,000 comments on the supplemental draft EIS which was published for public review in December 2013. The EPA issued comments on the supplemental draft EIS, which included an EC-2 rating, which is among the highest ratings that have been issued for a proposed mining project.

Once the Agency review has been completed, the final EIS will be published in the Federal Register and the Minnesota Environmental Quality Board Monitor, which PolyMet expects to be in about three months.

Publication of the final EIS and a subsequent adequacy decision by the MDNR and Records of Decision by the federal agencies are necessary before the agencies can take final action on the various permits required to construct and operate the NorthMet Project. PolyMet is preparing various mining, air and water permit applications, securing project financing and preparing for construction as the EIS and permitting process is completed.

“After 58,000 public comments and EPA’s strong rating on the SDEIS, the PFEIS now reflects a solid foundation to build a modern mine and create hundreds of new well-paying jobs for Minnesotans, while keeping the state’s outdoor and natural resources safe, clean and healthy for generations to come,” Cherry noted.

“Northern Minnesota is currently reeling from layoffs this year in the mining industry associated with weak iron ore prices and the downturn in the domestic steel industry. Copper-nickel mining presents a tremendous opportunity to diversify and expand the mining economy on the Iron Range and put many miners and contractors back to work,” he concluded.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding completion or timing of the environmental review and permitting or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2015 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2015, for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.